Exhibit 12

Principal Financial Group, Inc.
Computation of Earnings to Fixed Charges Ratio

		For the three months ended March 31,		For the years ended December 31,
		2011	2010	2010	2009	2008	2007	2006
		(in millions)
1.	Income from continuing operations before income taxes	$283.5	$256.3	$841.3	$745.8	$461.3	$1,072.4	$1,351.6
2.	Interest expense	31.2	30.1	122.9	118.0	110.3	115.3	86.0
3.	Interest factor of rental expense	1.6	1.7	6.4	6.7	8.8	12.3	11.1
4.	Undistributed income from equity investees	(24.6)	(26.8)	(84.0)	(69.4)	(20.4)	(71.6)	(62.7)
5.	Earnings before interest credited on investment products	291.7	261.3	886.6	801.1	560.0	1,128.4	1,386.0
6.	Interest credited on investment products	117.6	154.5	579.2	725.3	993.5	988.3	901.1
7.	Earnings	$409.3	$415.8	$1,465.8	$1,526.4	$1,553.5	$2,116.7	$2,287.1

8.	Interest expense	$31.2	$30.1	$122.9	$118.0	$110.3	$115.3	$86.0
9.	Interest factor of rental expense	1.6	1.7	6.4	6.7	8.8	12.3	11.1
10.	Preferred stock dividends by registrant	8.2	8.2	33.0	33.0	33.0	33.0	33.0
11.	Fixed charges before interest credited on investment products	41.0	40.0	162.3	157.7	152.1	160.6	130.1
12.	Interest credited on investment products	117.6	154.5	579.2	725.3	993.5	988.3	901.1
13.	Fixed charges	$158.6	$194.5	$741.5	$883.0	$1,145.6	$1,148.9	$1,031.2

14.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 11)	7.1	6.5	5.5	5.1	3.7	7.0	10.7

15.	Ratio of earnings to fixed charges (Line item 7/Line item 13)	2.6	2.1	2.0	1.7	1.4	1.8	2.2

117